Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2016 RESULTS: STRONG OPERATIONAL PERFORMANCE CONTINUES; ONGOING EXPLORATION YIELDS POSITIVE RESULTS AT AMARUQ, SISAR ZONE AT KITTILA, OLMECA ZONE AT EL BARQUENO AND BARSELE PROJECT IN SWEDEN

Toronto (October 26, 2016) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $49.4 million, or net income of $0.22 per share for the third quarter of 2016.  This result includes non-cash stock option expense of $3.2 million ($0.01 per share), non-cash foreign currency translation losses of $2.5 million ($0.01 per share), a non-cash foreign currency translation loss on deferred tax liabilities of $1.3 million ($0.01 per share), various mark-to-market and other adjustment gains of $1.1 million (nil per share), non-recurring losses of $0.7 million (nil per share) and losses on financial instruments of $0.6 million (nil per share).  Excluding these items would result in adjusted net income1 of $56.6 million, or adjusted net income of $0.25 per share for the third quarter of 2016.  In the third quarter of 2015, the Company reported net income of $1.3 million or $0.01 per share.

For the first nine months of 2016, the Company reported net income of $96.2 million, or $0.43 per share.  This compares to the first nine months of 2015, when net income was $40.1 million, or $0.19 per share.  Financial results in the 2016 period were positively affected by higher revenues as a result of higher realized gold prices (approximately 8%), silver prices (approximately 9%) and other higher by-product metals revenues.

Third quarter 2016 cash provided by operating activities was $282.9 million ($233.7 million before changes in non-cash components of working capital).  This compares to cash provided by operating activities of $143.7 million in the third quarter of 2015 ($217.8 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in non-cash components of working capital during the current period was mainly due to higher realized gold and silver prices and higher by-product metals revenues.

1  Adjusted net income is a Non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

For the first nine months of 2016, cash provided by operating activities was $658.0 million ($593.9 million before changes in non-cash components of working capital), as compared to the first nine months of 2015 when cash provided by operating activities was $475.5 million ($547.4 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in non-cash components of working capital during the period was mainly due to the reasons described above.

“In the third quarter of 2016, our operations continued to deliver solid production and cost performance.  As a result, we now expect to exceed the upper end of our 2016 production guidance of 1.6 million ounces”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “Furthermore, our strong operating performance resulted in increased operating cash flow and an increase in our cash position which further supports our development plans to grow production to approximately 2.0 million ounces in 2020”, added Mr. Boyd.

Third Quarter 2016 Highlights Include:

•                  Quarterly gold production — Payable gold production2 in the third quarter of 2016 was 416,187 ounces of gold at total cash costs3 per ounce on a by-product basis of $575 and all-in sustaining costs4 on a by-product basis (“AISC”) of $821 per ounce

•                  Record gold production at La India and record silver production in Mexico —In the third quarter of 2016, payable gold production was a new quarterly record of 30,779 ounces at the La India mine.  Silver production was a new quarterly record of 825,000 ounces at the Company’s Mexican mines

•                  Whale Tail drilling yields deepest intersection to date — Hole AMQ16-1045 intersected the deepest mineralization in the Whale Tail deposit to date: 5.4 grams per tonne (“g/t”) gold over 3.3 metres at 658 metres depth and 5.5 g/t gold over 16.1 metres at 725 metres depth, including 13.1 g/t gold over 3.5 metres at 732 metres depth (capped gold grades over estimated true width)

2  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are shipped during the period or held as inventory at the end of the period.

3  Total cash costs per ounce is a Non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a Non-GAAP measure and is used to show the full cost of gold production from current operations.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

•                  Infill drilling yields widest intercept to date in the Sisar Central Zone - Hole ROD16-702D intersected 6.6 g/t gold over 12.7 metres at 1,303 metres depth (uncapped gold grade over estimated true width)

•                  Lapa Mine Life Extended Through Year-End 2016 — Production is now forecast to continue through year-end 2016 and the Company is evaluating a number of opportunities that could potentially see the mine life extend into 2017

•                  Increasing cash position reduces net debt5 — In the third quarter of 2016, net debt was reduced by approximately $154 million, to $587.9 million, at September 30, 2016.  Cash and cash equivalents and short term investments totalled $627.4 million

•                  A quarterly dividend of $0.10 per share was declared

Third Quarter Financial and Production Highlights

In the third quarter of 2016, strong operational performance continued at the Company’s mines.

Payable gold production in the third quarter of 2016 was 416,187 ounces, compared to 441,124 ounces in the third quarter of 2015.  The lower level of production in the 2016 period was primarily due to lower grades at Lapa and Meadowbank.  A detailed description of the production and cost performance at each mine is set out below.

Total cash costs per ounce on a by-product basis for the third quarter of 2016 were higher at $575, compared to $536 per ounce for the third quarter of 2015.  The increase in total cash costs per ounce on a by-product basis in the third quarter of 2016 was a result of lower gold production at Lapa and Meadowbank compared to the third quarter of 2015.

Payable gold production for the first nine months of 2016 was 1,236,455 ounces, compared to payable gold production of 1,249,012 ounces in the comparable 2015 period.  Production in the 2016 period was lower due to the reasons outlined above.

For the first nine months of 2016, total cash costs per ounce on a by-product basis were $580.  This compares to total cash costs per ounce on a by-product basis of $574 in the first nine months of 2015.  The slightly higher costs in the 2016 period are due to the lower levels of production compared to the 2015 period.

AISC for the third quarter of 2016 were $821, compared to $759 per ounce for the third quarter of 2015.  The higher AISC in the 2016 period are primarily due to lower

5 Net debt is a Non-GAAP measure.  For a reconciliation of net debt to the nearest IFRS equivalent, please see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

production, higher total cash costs per ounce on a by-product basis and higher capital expenditures compared to the 2015 period.

For the first nine months of 2016, AISC were $821, compared to $808 per ounce for the 2015 period.  The higher AISC in the 2016 period are due to the same reasons set out above.

Strong Cash Position; Net Debt Reduced

Cash and cash equivalents and short term investments increased to $627.4 million at September 30, 2016, from the June 30, 2016 balance of $473.7 million.  At September 30, 2016, net debt was $587.9 million, a decrease of $154 million from June 30, 2016.

The outstanding balance on the Company’s $1.2 billion credit facility remained nil at September 30, 2016.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

On October 26, 2016, the Company amended its $1.2 billion credit facility to extend the maturity date from June 22, 2020 to June 22, 2021.

Total capital expenditures (including sustaining capital) made by the Company in the third quarter of 2016 were $146.8 million, including $41.8 million at Meliadine, $22.2 million at Kittila, $22.1 million at Goldex, $15.7 million at LaRonde, $14.9 million at Canadian Malartic (50% basis), $12.8 million at Meadowbank, $10.4 million at Pinos Altos, $2.7 million at La India and $2.3 million at Creston Mascota.

Total capital expenditures (including sustaining capital) for the first nine months of 2016 were $378.9 million, including $85.2 million at Meliadine, $58.0 million at Goldex, $55.1 million at Kittila, $44.8 million at Canadian Malartic (50% basis), $45.4 million at LaRonde, $38.7 million at Pinos Altos, $35.0 million at Meadowbank, $7.7 million at La India and $5.8 million at Creston Mascota.

Total sustaining capital expenditures made by the Company in the third quarter of 2016 were $80.0 million, including $18.6 million at Kittila, $15.7 million at LaRonde, $14.6 million at Canadian Malartic (50% basis), $12.8 million at Meadowbank, $8.5 million at Pinos Altos, $4.9 million at Goldex, $2.6 million at La India and $2.3 million at Creston Mascota.

Total sustaining capital expenditures for the first nine months of 2016 were $225.1 million, including $46.1 million at Kittila, $45.4 million at LaRonde, $42.9 million at Canadian Malartic (50% basis), $35.0 million at Meadowbank, $28.2 million at Pinos Altos, $14.0 million at Goldex, $7.7 million at La India and $5.8 million at Creston Mascota.

Based on the exploration success in the first nine months of the year, the 2016 expensed exploration and corporate development budget has been increased by approximately $16 million to $154 million.  Additional exploration spending is expected to occur at Amaruq, Barsele, La India and Odyssey.

Quarterly Dividend Declared

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.10 per common share, payable on December 15, 2016 to shareholders of record as of December 1, 2016.  Agnico Eagle has declared a cash dividend every year since 1983.

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment program.  Dividend Reinvestment Plan

Third Quarter 2016 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, October 27, 2016 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately ten minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 38842633.  The conference call replay will expire on November 24, 2016 11:59 AM (E.S.T).

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS OPERATING REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in three mines (LaRonde, Goldex and Lapa) and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Higher Grades Drive Strong Production in the Third Quarter of 2016

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

The LaRonde mill processed an average of 5,677 tonnes per day (“tpd”) in the third quarter of 2016, compared to an average of 5,992 tpd in the corresponding period of 2015.  Throughput in the 2016 period was negatively affected by a planned shutdown during the quarter.  Minesite costs per tonne6 were approximately C$115 in the third quarter of 2016, higher than the C$101 per tonne experienced in the third quarter of 2015.  The increased costs in the 2016 period were primarily due to lower throughput levels and higher underground and mill maintenance costs compared to the prior-year period.

For the first nine months of 2016, the LaRonde mill processed an average of 6,087 tpd, compared to 6,145 tpd in the first nine months of 2015.  Minesite costs per tonne were approximately C$108, compared to C$101 per tonne in the first nine months of 2015.  Costs were higher in the 2016 period due to the reasons described above.

LaRonde’s total cash costs per ounce on a by-product basis were $541 in the third quarter of 2016, on payable production of 71,784 ounces of gold.  This compares to the third quarter of 2015, when total cash costs per ounce on a by-product basis were $558, on payable production of 71,860 ounces of gold.  Costs in the 2016 period were positively affected by higher by-product revenues.

In the first nine months of 2016, LaRonde produced 222,280 ounces of gold at total cash costs per ounce on a by-product basis of $537.  This compares to the first nine months of 2015, when the mine produced 194,760 ounces of gold at total cash costs per ounce on a by-product basis of $620.  Production in the 2016 period increased due to higher gold grades; costs were lower due to higher gold production and favourable foreign exchange rates.

6  Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

Studies are continuing to assess the potential to extend the mineral reserve base and carry out mining activities between the 311 and 371 levels at LaRonde.  At present, the mineral reserve base extends down to the 311 level, which is 3.1 kilometres below the surface.  An infill drill program is continuing from the 311 to the 371 levels, with a focus on the western portion of the deposit.  Infill drilling will also be carried out on the eastern portion of the deposit as underground development extends into that area.

In the third quarter of 2016, site preparation activities continued at Bousquet Zone 5 on the Company’s adjoining Bousquet property.  Previous property owners had partly exploited Bousquet Zone 5 using open pit and underground operations.  The Company is evaluating the potential to mine Bousquet Zone 5 using underground ramp access.  The mining method is likely to be similar to that employed at Goldex and processing could utilize excess capacity from the Lapa circuit at LaRonde.

During the quarter, 412 metres of underground development was completed and a temporary vent raise was developed which is planned to be commissioned in the fourth quarter of 2016.  Internal technical studies are expected to be completed by the end of 2016.  Following the completion of technical studies and permitting, Bousquet Zone 5 could potentially be in production in the second half of 2018.

Canadian Malartic Mine — BAPE Process Concludes; Extension Project Acceptable for Development

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko Mining Corporation (“Osisko”) and created the Canadian Malartic General Partnership (the “Partnership”) that owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.

During the third quarter of 2016, the Canadian Malartic mill processed an average of 53,989 tpd (on a 100% basis), compared to an average of 53,703 tpd in the corresponding period of 2015.  Minesite costs per tonne in the third quarter of 2016 were approximately C$25, compared to the C$22 per tonne experienced in the third quarter of 2015.  Costs were higher in the 2016 period primarily due to unplanned maintenance on the leach tank, ball mill and crusher components in the process plant and additional stripping costs.  In addition, extra contractors were employed to maximize stripping activities in the north part of the pit to access higher grades.  The average stripping ratio in the third quarter of 2016 was 2.10 to 1.0, compared to 2.04 to 1.0 in the prior-year period.

For the first nine months of 2016, the Canadian Malartic mill processed an average of 53,928 tpd (on a 100% basis), compared to an average of 52,139 tpd in the corresponding period of 2015.  Minesite costs per tonne were approximately C$24, compared to the C$23 per tonne in the corresponding period of 2015.  Costs were higher due to the reasons outlined above.

For the third quarter of 2016, Agnico Eagle’s share of production at the Canadian Malartic mine was 76,428 ounces of gold at total cash costs per ounce on a by-product basis of $613.  This compares to the third quarter of 2015 when total cash costs per ounce on a by-product basis were $544 on production of 76,603 ounces of gold.  Production was lower in the 2016 period due to slightly lower grades.  Costs in the 2016 period were higher primarily due to contractor use at the mine, higher maintenance costs at the mill for repairs to the leach tanks and ball mill #3 and additional stripping costs; these increases were partially offset by higher throughput levels and favourable foreign exchange rates.

In the first nine months of 2016, Agnico Eagle’s share of production at the Canadian Malartic mine was 222,543 ounces of gold at total cash costs per ounce on a by-product basis of $597.  This compares to production of 212,937 ounces of gold at total cash costs per ounce on a by-product basis of $593 in the prior year period.  Production was higher in 2016 due to increased throughput levels and slightly higher gold grades; costs were similar to prior-year period, but affected by the factors set out above.

On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine.  Since the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit and is disappointed by this development.  Agnico Eagle and the Partnership will take all reasonable steps necessary to defend themselves from this lawsuit.  At the current time, the Company and the Partnership does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

In addition, on August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec).  The next hearing related to the injunction is expected to be heard in March 2017.  The request for injunction aims to restrict the Canadian Malartic mine’s mining operations to sound levels and mining volumes below the limits to which it is subject.  Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.

The Partnership is currently analyzing the potential impacts of the injunction in the event that it were to be granted.  While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

Following the Quebec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic extension project and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016.  The report concluded that the project is acceptable and provides several recommendations intended to enhance social acceptability.  The next step is for the Ministre du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques to review the report and present his decision to Cabinet for approval.  No date for the approval has been set, but the Partnership anticipates that this may occur in the first half of 2017.

The Odyssey prospect lies on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit.

The Odyssey prospect is composed of multiple mineralized bodies spatially associated with a porphyritic intrusion close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks.  They are grouped into two elongated zones — the Odyssey North and Odyssey South zones — that strike east-southeast and dip steeply south.  Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres.  Odyssey South currently has a strike length of 0.5 kilometres and has been located between approximately 200 and 550 metres below surface.

During the third quarter of 2016, a total of 56 drill holes (40,019 metres) were completed at Odyssey, bringing the year-to-date total to 113 holes (89,774 metres).  Drilling will continue through year-end, at which time an inferred mineral resource is expected be estimated for the prospect.

Canadian Malartic Corporation

In addition to the Partnership, each of Agnico Eagle and Yamana have an indirect 50% interest in Canadian Malartic Corporation (“CMC”), which holds a portfolio of  exploration properties that includes properties in the Kirkland Lake area of Ontario and the Pandora property in the Abitibi region of Quebec.

At the Pandora property, seven diamond drill holes (4,442 metres) were completed in the third quarter of 2016.  A supplemental program consisting of five holes (4,800 metres) is underway.  Additional exploration work at Pandora will depend on the results from the 2016 supplemental program.

At Kirkland Lake, field work on the Upper Beaver project has outlined numerous near surface targets.  The 2017 budget proposal will consider funding to drill-test these and other targets on the Kirkland Lake property holdings.  The updated Amalgated Kirkland geologic and mineral models have identified opportunities for growth both along strike and down dip of the currently identified mineral bodies.  Testing of these new targets is also included in the 2017 budget proposal.

Goldex — Continued Strong Operating Performance; Deep Zone Remains on Schedule for 2018 Startup

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.

The Goldex mill processed an average of 7,292 tpd in the third quarter of 2016.  This compares to an average of 6,199 tpd in the third quarter of 2015.  The higher throughput in the 2016 period was primarily due to better underground mining and milling performance and higher productivity compared to the 2015 period.

Minesite costs per tonne were approximately C$31 in the third quarter of 2016, which was lower than the C$34 per tonne in the third quarter of 2015.  Costs in the 2016 period were lower primarily due to higher throughput and a reduction in production drilling and backfill costs.

For the first nine months of 2016, the Goldex mill processed an average of 7,173 tpd, compared to 6,377 tpd in the first nine months of 2015.  Minesite costs per tonne were approximately C$32 in the first nine months of 2016, compared to C$34 in first nine months of 2015.  The costs in the 2016 period were lower due to the reasons outlined above.

Payable gold production in the third quarter of 2016 was 32,742 ounces of gold at total cash costs per ounce on a by-product basis of $483.  This compares to the third quarter of 2015, when production was 32,068 ounces of gold at total cash costs per ounce on a by-product basis of $479.  The slight increase in total cash costs per ounce in the 2016 period was largely a result of lower gold grades partially offset by higher throughput levels.

In the first nine months of 2016, Goldex produced 96,534 ounces of gold at total cash costs per ounce on a by-product basis of $501.  This compares to the first nine months of 2015, when the mine produced 87,780 ounces of gold at total cash costs per ounce on a by-product basis of $546.  The higher production and lower costs in the 2016 period are primarily due to increased throughput levels and favourable foreign exchange rates compared to the 2015 period.

Development of the Deep 1 Zone remains on time and on budget for startup in the first quarter of 2018.  In the third quarter of 2016, the first segment of the Rail-Veyor (conveyor system) ramp was completed and construction of the 120 level loading station and excavation of the 115 level rock hammer room are now in progress.

In January 2014, Agnico Eagle acquired the Akasaba West gold-copper deposit from Alexandria Minerals Corporation.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could potentially create flexibility and synergies for the Company’s operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, and thereby reduce overall costs.  The Akasaba West deposit currently hosts a mineral reserve of approximately 141,000 ounces of gold (4.8 million tonnes of ore grading 0.92 g/t gold and 0.52% copper).

Permitting of the Akasaba project is progressing at both the provincial and federal levels.  At the provincial level, following submission of the Environmental Impact Assessment (“EIA”) in August 2015 and responding to questions from the Quebec government agencies and ministries, the EIA was deemed “receivable” and the project was referred to the BAPE.  The current phase of the BAPE process is a public review period that is expected to end on November 18, 2016.  If the BAPE decides that a full public hearing process is warranted it is expected to take place in first quarter of 2017.

At the federal level, following submission of the EIA, the Company provided responses to questions received.  The federal environmental assessment agency is expected to present its recommendations on the acceptability of the project to the Federal Minister of the Environment in the first half of 2017.

Lapa — Production to Continue Through Year-End 2016 and Opportunities Being Evaluated to Extend Mine Life into 2017

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,536 tpd in the third quarter of 2016.  This compares to an average of 1,583 tpd in the third quarter of 2015.  Minesite costs per tonne were C$113 in the third quarter of 2016, compared to C$114 in the third quarter of 2015.  Costs in the 2016 period were lower primarily due to a reduction in labour costs, energy consumption and consumables compared to the same period in 2015.

For the first nine months of 2016, the Lapa mill processed an average of 1,689 tpd, compared to 1,553 tpd in the first nine months of 2015.  Throughput in the 2015 period was negatively affected by to repairs being carried out on the Lapa ball mill.  Minesite costs per tonne were approximately C$117, which was less than the C$119 per tonne in the first nine months of 2015 due to the reasons explained above.

Payable production in the third quarter of 2016 was 16,242 ounces of gold at total cash costs per ounce on a by-product basis of $743.  This compares to the third quarter of 2015, when production was 25,668 ounces of gold at total cash costs per ounce on a by-product basis of $522.  In the 2016 period, production was lower and costs were higher primarily due to lower grades and mill recoveries compared to the 2015 period.

In the first nine months of 2016, Lapa produced 59,865 ounces of gold at total cash costs per ounce on a by-product basis of $684.  This compares to the first nine months of 2015, when the mine produced 71,038 ounces of gold at total cash costs per ounce on a by-product basis of $581.  The lower production and higher costs in the 2016 period are due to the reasons outlined above.

At Lapa, 2016 is the last full year of production based on the current life of mine plan.  Production was expected to show a gradual decline moving into the fourth quarter of this year, with the full year production expected to total approximately 60,000 ounces of gold as per the February 2016 guidance.  Production is now forecast to continue through year-end 2016.  The Company is also evaluating additional target zones at depth and a number of lower grade zones that had previously been excluded from the mine plan.  Should this work yield favourable results, production could potentially be extended further into 2017.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral resources and studies are underway to evaluate the potential to cost-effectively increase production.

Kittila — Drilling Continues to Extend Sisar Zone Northward towards the Rimpi Deposit

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

The Kittila mill processed an average of 4,837 tpd in the third quarter of 2016, compared to 3,937 tpd in the third quarter of 2015.  The higher throughput in the 2016 period is a result of increased development leading to improved ore access and strong mining productivity.

Minesite costs per tonne at Kittila were approximately €73 in the third quarter of 2016, compared to €72 in the third quarter of 2015.  Costs increased in the third quarter of 2016 due to higher contractor costs and mill maintenance costs, compared to the 2015 period.  These increased costs offset the benefit of the increased throughput.

For the first nine months of 2016, the Kittila mill processed an average of 4,621 tpd, compared to 3,981 tpd in the first nine months of 2015.  Minesite costs per tonne were approximately €75 in the first nine months of 2016, the same as in the comparable 2015 period.  The higher throughput in the 2016 period was primarily due to the reasons outlined above.

Third quarter 2016 payable gold production at Kittila was 54,835 ounces at total cash costs per ounce on a by-product basis of $663.  In the third quarter of 2015, the mine produced 46,455 ounces at total cash costs per ounce on a by-product basis of $639.  The higher production in the 2016 period is a result of the increased throughput levels compared to the 2015 period and the planned 2015 shutdown.  Costs increased in the third quarter of 2016 primarily due to increased contractor, mill maintenance and re-handling costs.

In the first nine months of 2016, Kittila produced 149,171 ounces of gold at total cash costs per ounce on a by-product basis of $712.  This compares to the first nine months of 2015, when the mine produced 133,095 ounces of gold at total cash costs per ounce on a by-product basis of $696.  The higher production and cash costs in 2016 are mainly due to the reasons described above.

The Kittila mine and mill have shown the ability to consistently operate in excess of 4,000 tpd and efforts are ongoing to assess the optimal throughput rate.  Studies are also underway to optimize underground mining rates and fully integrate the upper and lower Rimpi zones and the newly discovered Sisar Zone in an updated Kittila mine plan.  Unit costs are expected to improve once steady state operations at this higher throughput are achieved.

Drilling is ongoing to infill and extend the mineralization in the Sisar Zone.  In addition, underground ramp construction began in March to access the upper portion of the Sisar Zone, which is located approximately 150 to 200 metres from existing underground infrastructure.  In the third quarter of 2016, 18 holes (6,815 metres) were drilled in the Sisar Top and Central zones.  The total drilling in Sisar for the first nine months of 2016 was 46 holes (19,588 metres).  Assays are pending for many holes.

Selected recent drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar Zone at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE16-602	Sisar Top	218.0	224.0	897	5.0	6.2
RIE16-608	Sisar Top	353.4	363.5	1,033	7.8	10.7
including		353.9	358.8	1,032	3.8	19.0
RIE16-609	Sisar Top	250.1	256.0	914	5.8	7.0
RIE16-612	Sisar Top	353.0	364.0	1,021	7.5	3.8
ROD16-702B	Main	406.8	414.0	1,067	4.9	3.7
ROD16-702D	Sisar Central	693.4	721.0	1,303	12.7	6.6

[Kittila - Composite Longitudinal Section]

Recent holes drilled from the exploration ramp continue to extend the Sisar Top Zone to the north and infill the Central Zone.  For the purposes of description, the zone has been divided into two depths, referred to as “Sisar Top” (approximately 775 to 1,000 metres below surface), and “Sisar Central” (between 1,000 and 1,400 metres below the surface).  Some of the Sisar mineralized lenses extend from one depth to another.

Underground exploration drilling is continuing to the north as the exploration ramp is extended, allowing the small gap between the Sisar Top Zone and the Rimpi Zones to be investigated to 1,000 metres depth.  The program has returned several good intercepts in this area at 900 to 1,000 metres depth, demonstrating that the Top Zone now extends northward almost as far as the Rimpi Zone, parallel to, and approximately 100 metres east of the Rimpi Zone.  The pattern and quality of intercepts in this area reported in an earlier news release (Company news release dated July 27, 2016) and set out above suggest that the Top Zone could potentially become a new production source in the near term.  The best recent result in this part of the Sisar Top Zone was hole RIE16-608, that intersected 10.7 g/t gold over 7.8 metres at 1,033 metres depth, including 19.0 g/t gold over 3.8 metres.  Nearby, hole RIE16-612 intersected 3.8 g/t gold over 7.5 metres at 1,021 metres depth; this intercept extends the Sisar Zone another 120 metres to the north, approximately 90 metres to the south of the Rimpi Zone mineral reserves at this depth.  The Top Zone is also being extended northward at shallower depths.  Hole RIE16-609 intersected 7.0 g/t gold over 5.8 metres at 914 metres depth, extending the Sisar Zone 40 metres to the north at this depth compared to previous intercepts.  Assays are pending on several other recent holes farther north in this area.

Infill drilling has yielded the widest intercept to date in the Sisar Central Zone.  Hole ROD16-702D intersected 6.6 g/t gold over 12.7 metres at 1,303 metres depth.  Assays are pending on several holes surrounding this intercept.  The Sisar Central Zone is approximately 150 metres east of the Main Zone.

The continued extension of the Sisar Zone could prove to be significant for the future of the Kittila mine, given its close proximity to the existing mine infrastructure.  The results of the Sisar Zone infill drilling campaign will be reflected in the year-end 2016 mineral resources estimate for Kittila.

Barsele Project — Drilling Extends Central and Avan Zones

In June 2015, Agnico Eagle acquired a 55% interest in the Barsele project in Västerbotten County, northern Sweden.  The Company can earn an additional 15% interest in the project through the completion of a pre-feasibility study.

The most recent results from the 28,600-hectare property were released in a Company news release dated July 27, 2016.  The Barsele property is known to contain intrusive-hosted gold mineralization (the Central, Avan and Skirasen zones), which appears to be similar to the Goldex deposit.  The property also hosts gold-rich polymetallic volcanogenic massive sulphide mineralization (the Norra Zone).

The Avan, Central and Skirasen zones extend over a strike length of 2.6 kilometres, within a granodiorite that ranges in width from 200 to 500 metres over a strike length of more than eight kilometres.  Gold is generally associated with arsenopyrite and low base metal content, but also occurs as native metal locally.

A second phase of drilling commenced at the end of April with one drill rig, increasing to four rigs by the end of September.  During the third quarter of 2016, exploration drilling was carried out on the Central and Avan zones.  In addition, infill drilling was conducted on the Central, Avan and Skirasen zones.  The exploration drilling was testing geophysical anomalies (induced polarization and magnetotelluric anomalies similar to ones in the Central Zone) that were identified in a geophysical survey conducted in the second quarter of 2016.  Basal till drilling was commissioned during August.  This program is testing for gold mineralization indicators along a corridor adjacent to, and southwest of, the entire Skirasen-Central-Avan mineralized corridor.

Drilling at Barsele during the third quarter totaled 10,686 metres (34 holes).  The total drilling during 2016 is 19,493 metres, while a cumulative total of 27,945 metres has been drilled since the start of the Company’s program in October 2015.

Recent intercepts from this program are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release and the collars are located on the Barsele Project Regional Geology Map.  All intercepts reported for the Barsele project show capped gold grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration and confirmation drill results from the Barsele project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AVA16-005	Avan	221.0	227.0	145	4.5	16.20	7.28
and	Avan	367.0	393.0	250	19.5	2.22	2.22
AVA16-007	Avan	477.6	511.0	420	25.1	1.68	1.68
and	Avan	636.0	644.0	545	6.0	3.23	3.23
CNT16-001	Central	403.0	430.0	300	20.3	1.80	1.80
CNT16-002	Central	433.0	567.0	440	100.5	1.11	1.11
including		433.0	472.0	400	29.3	2.41	2.41
CNT16-006	Central	45.0	171.0	100	94.5	1.66	1.59
CNT16-012	Central	2.7	151.3	70	111.5	1.38	1.19
including		121.0	141.0	120	15.0	4.72	3.34

*Holes at Barsele use a capping factor of 20 g/t gold.

[Barsele Project - Regional Geology Map]

Recent exploration drilling in the Avan Zone has identified a new gold trend at depth, some 200 to 485 metres below previous Avan Zone intercepts, about 1,250 metres northwest of the core of the Central Zone.  Highlights include hole AVA16-005 that intersected 7.28 g/t gold over 4.5 metres at 145 metres depth, as well as 2.22 g/t gold over 19.5 metres at 250 metres depth.  Hole AVA16-007 intersected 1.68 g/t gold over

25.1 metres at 420 metres depth, and 3.23 g/t gold over 6.0 metres at 545 metres depth.  These are the first drill results released by the Company from the Avan Zone.

Recent exploration drilling has extended the Central Zone approximately 175 metres to the northwest, closer to the new gold prospective trend intercepted at depth at the Avan Zone.  Results include hole CNT16-001 which intersected 1.80 g/t gold over 20.3 metres at 300 metres depth.  Hole CNT16-002 returned one of the longest intercepts reported to date from the Barsele project: 1.11 g/t gold over 100.5 metres at 440 metres depth, including 2.41 g/t gold over 29.3 metres.

To date, 19 infill holes have been completed to confirm previous drill results at shallower depths in the Central and Avan zones.  Highlights include: hole CNT16-006 which yielded 1.59 g/t gold over 94.5 metres at 100 metres depth and hole CNT16-012 which returned 1.19 g/t gold over 111.5 metres at 70 metres depth, including 3.34 g/t gold over 15.0 metres.

In 2016, the Company plans to spend approximately $7.5 million on exploration to further evaluate the mineral potential of the property.  This includes 36,000 metres of diamond drilling, an induced polarization geophysical survey, till sampling and hyperspectral core scanning.  A basic environmental assessment will be done, as well as ongoing community relations programs to engage the various stakeholders in the region.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s largest producing mine (Meadowbank), two significant development assets (Meliadine and Amaruq) and other exploration projects, the Company believes Nunavut has the potential to be a strategic operating platform with the ability to generate strong production and cash flows over several decades.

Meadowbank — Studies are Ongoing to Evaluate Extension of Production Through Year-End 2018

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

The Meadowbank mill processed an average of 10,450 tpd in the third quarter of 2016, compared to 10,824 tpd in the third quarter of 2015.  Mill throughput levels were lower in the 2016 period due to a longer than planned shutdown for mill maintenance.  Minesite costs per tonne were approximately C$75 in the third quarter of 2016, compared to C$72 per tonne in the third quarter of 2015.  The higher costs in the 2016 period were primarily due to lower throughput levels and a decrease in capitalized versus expensed waste stripping compared to the 2015 period.

For the first nine months of 2016, the Meadowbank mill processed an average of 10,585 tpd, compared to 11,009 tpd in the first nine months of 2015.  Minesite costs per tonne were approximately C$75 in the first nine months of 2016, which was higher than the

C$72 per tonne in the 2015 period.  The lower mill throughput levels and higher costs in the 2016 period were primarily due to the reasons outlined above.

Payable production in the third quarter of 2016 was 72,731 ounces of gold at total cash costs per ounce on a by-product basis of $746.  This compares to the third quarter of 2015 when 99,425 ounces were produced at total cash costs per ounce on a by-product basis of $598.  The lower production in the 2016 period compared to the 2015 period was primarily due to lower throughput levels, lower grade ore (a decrease of approximately 23%) and lower recoveries.  Costs in the 2016 period were higher due to decreased production levels.

In the first nine months of 2016, Meadowbank produced 217,444 ounces of gold at total cash costs per ounce on a by-product basis of $774.  In the first nine months of 2015, the mine produced 279,224 ounces of gold at total cash costs per ounce on a by-product basis of $646.  The lower production and higher costs in the 2016 period compared to the previous period were primarily due to the reasons outlined above.

Studies are ongoing to investigate additional opportunities to extend production at Meadowbank through year-end 2018.  Potential opportunities include the development of the Phaser pit, which would be located to the southwest of the Vault pit, and an additional pushback to access additional ore in the E3 pit at the Portage deposit.

Amaruq Project — Whale Tail Drilling Extends Mineralization at Depth

Agnico Eagle has a 100% interest in the Amaruq project in Nunavut, northern Canada.  The large property consists of 116,717 hectares of Inuit-owned and federal Crown land, located approximately 50 kilometres northwest of the Meadowbank mine.  The Company is actively exploring the Amaruq deposit with the goal of potentially developing the deposit as a satellite operation to Meadowbank.

Inferred mineral resources in the Whale Tail and IVR deposits at the Amaruq project are estimated to be 3.71 million ounces of gold (19.4 million tonnes grading 5.97 g/t gold) as of June 30, 2016.  The last update on the exploration work on the project was the Company news release dated September 15, 2016.

Drilling at Amaruq during the third quarter totaled 190 holes (49,298 metres).  The total 2016 drilling to the end of September was 514 holes (124,299 metres).

Recent intercepts from the project are set out in the table below and the drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  Drill collar coordinators are set out in the Appendix of this news release.  All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and V Zone (V), Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ16-823	V	166.0	177.3	163	6.5	4.1	4.1
AMQ16-966	WT	608.0	613.9	535	5.9	11.7	11.7
and	WT	688.0	697.9	607	7.6	8.2	8.2
AMQ16-976	V	63.5	71.1	60	6.9	5.5	5.5
AMQ16-994	V	17.2	21.2	17	3.9	30.2	14.6
AMQ16-1007	V	252.0	258.1	213	5.7	24.0	14.9
AMQ16-1028	V	49.5	54.0	43	3.9	190.8	22.5
and	V	85.5	93.0	74	7.4	6.1	6.1
AMQ16-1031	WT	601.6	607.5	536	5.1	11.2	11.2
and	WT	636.1	653.3	571	8.6	3.8	3.8
AMQ16-1035	V	122.0	127.0	104	3.2	209.4	10.4
AMQ16-1045	WT	774.6	781.3	658	3.3	5.4	5.4
and	WT	845.0	870.0	725	16.1	5.5	5.5
including	WT	866.0	870.0	732	3.5	13.1	13.1

* Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at the IVR deposit (including the V Zone) use a capping factor of 60 g/t gold.

[Amaruq Project - Local Geology Map]

[Amaruq Project - Composite Longitudinal Section]

Recent exploration drilling in the Whale Tail deposit has probed below the central part of the deposit and its east-plunging ore shoot (which is interpreted as a sudden inflection in the dip of the lenses of mineralization).  The highlight of the exploration work at Amaruq in the third quarter of 2016 is the discovery of a second, deeper inflection in the Whale Tail mineralization and the intersection of significant gold grades and widths up to 190 metres below previous reported intersections.  To date, the Whale Tail deposit has been defined over at least 2.2 kilometres of strike length and extends from surface to 732 metres depth; it remains open at depth and along strike.

Several holes have intersected strong gold mineralization below the current Whale Tail mineral resources.  Hole AMQ16-966 intersected 11.7 g/t gold over 5.9 metres at 535 metres depth and 8.2 g/t gold over 7.6 metres at 607 metres depth.  Nearby, hole AMQ16-1031 intersected 11.2 g/t gold over 5.1 metres at 536 metres depth and 3.8 g/t gold over 8.6 metres at 571 metres depth.  The intercepts from these two holes lie above and below a possible second inflection, approximately 300 metres below the first inflection.  Approximately 280 metres to the west, hole AMQ16-1045 intersected the deepest mineralization in the Whale Tail deposit to date: 5.4 g/t gold over 3.3 metres at 658 metres depth and 5.5 g/t gold over 16.1 metres at 725 metres depth, including 13.1 g/t gold over 3.5 metres at 732 metres depth.  The lower intercept extends the deposit by approximately 190 metres below previous Whale Tail intercepts, and is approximately 350 metres below the current Whale Tail inferred mineral resources outline.  This deep exploration program is expanding the underground potential of the Whale Tail deposit, opening up new depths for future targets.

The V Zone could potentially represent a second source of open pit ore at the Amaruq project (see the Company’s news release dated September 15, 2016).  An infill drill program in the near-surface portion of the V Zone has confirmed high gold grades over multiple lenses.  Hole AMQ16-994 yielded 14.6 g/t gold over 3.9 metres at 17 metres depth in the main V Zone lens.  Approximately 770 metres to the northeast, hole AMQ16-1028 had two intersections in the upper lens of V Zone, yielding 22.5 g/t gold over 3.9 metres at 43 metres depth and 6.1 g/t gold over 7.4 metres at 74 metres depth.  Other high-grade intervals encountered in holes AMQ16-1007 and AMQ16-1035 also confirm the extension of the zone toward the northeast, which is expected to result in an expansion of V Zone inferred mineral resources in the year-end mineral resource estimation.

Future Activities — 2017 Drill Program Expected to Begin in Early February

The 2016 drilling and exploration program was completed in mid-October, and the exploration camp is now being put on care and maintenance until early 2017.

The Company anticipates that an updated mineral resource estimate incorporating the balance of the 2016 drill results will be released with the Company’s year-end results in February 2017.  The updated mineral resource estimate is expected to include an initial estimate of indicated mineral resources for the Amaruq project.

Activities should resume at the Amaruq project in mid-January with the opening of the winter road for material hauling.  Drilling is expected to resume in early February and, in the first half of 2017, will be focused on infilling the in-pit portion of the IVR deposit.  Construction of the 64-kilometre-long Amaruq Exploration Access Road continues.  To date, 15.7 kilometres have been completed.  Road construction is expected to be completed in the fourth quarter of 2017.

The application to amend the Amaruq Type B exploration license for the construction of an underground ramp/portal and the excavation of a bulk sample submitted on March 31, 2016 is progressing well.  Approval is expected in early 2017.

Regulatory review of the Environmental Impact Statement submitted at the end of June 2016, to the Nunavut Impact Review Board (NIRB) and the Nunavut Water Board (NWB) in support of the Whale Tail satellite pit project, is ongoing.  The project certificate and Type A water license are expected at the beginning of the third quarter of 2018.

The timing of future capital expenditures on the Amaruq project beyond 2016 and the determination of whether to build a satellite mining operation at Amaruq are subject to approval by Agnico Eagle’s Board of Directors.

Meliadine Project — Optimization Studies Continuing

The Meliadine gold project was acquired in July 2010 and is the Company’s largest development project based on mineral reserves and mineral resources.  The Company has a 100% interest in the 111,757 hectare property, which is linked to the town of Rankin Inlet in Nunavut by a 25 kilometre all-weather access road.

At December 31, 2015, the Meliadine property hosted 3.4 million ounces of proven and probable mineral reserves (14.5 million tonnes of ore grading 7.32 g/t gold), 3.3 million ounces of measured and indicated mineral resources (20.8 million tonnes of ore grading 4.95 g/t gold), and 3.6 million ounces of inferred mineral resources (14.7 million tonnes of ore grading 7.51 g/t gold).  In addition, there are numerous other known gold occurrences in the 80-kilometre-long greenstone belt that require further evaluation.

In the third quarter of 2016, approximately 937 metres of underground development were completed.  Year-to-date development has reached 3,124 metres.  A total of approximately 4,300 metres of underground development is planned in 2016.

Internal technical studies are continuing with the goal of optimizing the project for potential production start-up in 2020.  These studies are expected to be completed by the end of 2016.

On May 19, 2016, the Company received the Type A Water Licence, which is the final permit needed to commence construction activities.  The timing of future capital expenditures at the Meliadine project beyond 2016 and the determination of whether to build a mine at Meliadine are subject to approval by Agnico Eagle’s Board of Directors, which will be based on, among other things, prevailing market conditions and outcomes of the various plans being evaluated.

SOUTHERN BUSINESS OPERATING REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been the source of growing precious metals production (gold and silver), stable operating costs and strong free cash flow since 2009.  In the third quarter of 2016, the Mexican operations had new record quarterly silver production of approximately 825,000 ounces.

Pinos Altos — New Shaft Successfully Reaches Design Capacity in Q3 2016

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

The Pinos Altos mill processed 5,415 tpd in the third quarter of 2016, compared to 5,403 tpd processed in the third quarter of 2015.  During the third quarter of 2016, approximately 98,000 tonnes of ore was stacked on the leach pad at Pinos Altos, compared to 49,300 tonnes in the comparable 2015 period.

Minesite costs per tonne at Pinos Altos were $49 in the third quarter of 2016, which is in line with the $48 in the third quarter of 2015.  Although minesite costs per tonne are similar on a year-over-year basis, these costs are subject to variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, currency exchange rates and routine movements in the waste to ore stripping ratio in the open pit mines.

For the first nine months of 2016, the Pinos Altos mill processed an average of 5,336 tpd, compared to 5,638 tpd processed in the first nine months of 2015.  Mill throughput in the 2016 period was negatively affected by clay encountered in the Cerro Colorado underground ore and freezing weather conditions in the first quarter of 2016.  Approximately 241,400 tonnes of ore was stacked on the Pinos Altos leach pad during the first nine months of 2016, compared to 238,500 tonnes in the prior year period.

Minesite costs per tonne in the first nine months of 2016 were approximately $49, compared to $46 per tonne in the 2015 period.  The difference in minesite costs per tonne was largely attributable to lower thoughput levels and variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, fluctuations in the currency exchange rate and variations in the proportion of waste to ore mined.

Payable production in the third quarter of 2016 was 48,512 ounces of gold at total cash costs per ounce on a by-product basis of $343.  This compares to production of 47,725 ounces of gold at total cash costs per ounce on a by-product basis of $392 in the third quarter of 2015.  Higher production in 2016 is due to slightly higher mill throughput, grades processed and recoveries over the prior year period.  The decrease in the year over year total cash costs per ounce is largely due to increased gold production and silver production, higher realized silver prices and favourable foreign exchange rates compared to the prior year period.

In the first nine months of 2016, Pinos Altos produced 146,087 ounces of gold at total cash costs per ounce on a by-product basis of $345.  This compares to the first nine months of 2015, when the mine produced 148,478 ounces of gold at total cash costs per ounce on a by-product basis of $378.  The lower production in the 2016 period is primarily due to slightly lower tonnes milled compared to the 2015 period.  The lower cash costs in the first nine months of 2016 are primarily due to favourable foreign exchange rates, increased silver production, and higher realized silver prices compared to the prior year period.

The Pinos Altos shaft project was completed and commissioned for hoisting in mid-June.  Adjustments to ore-waste hoisting parameters progressed through the second half of June.  Ramp up to the design capacity of 6,000 tpd was successfully completed in July, as planned.  This achievement will provide more flexibility to the underground operations and will allow better matching of the mill capacity with the future mining capacity at Pinos Altos, once the open pit mining operation begins to wind down as planned over the next several years.

Creston Mascota Deposit at Pinos Altos — Exploration Continuing on Several Near-Mine Targets

The Creston Mascota deposit at Pinos Altos has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Approximately 506,200 tonnes of ore was stacked on the Creston Mascota leach pad during the third quarter of 2016, compared to approximately 434,300 tonnes stacked in the third quarter of 2015.  In the 2016 period, more tonnes were stacked mainly due to the current mining sequence compared to the same period in 2015.  Minesite costs per tonne at Creston Mascota were $14 in the third quarter of 2016, the same as in the third quarter of 2015.

For the first nine months of 2016, approximately 1,595,400 tonnes of ore was stacked on the Creston Mascota leach pad, compared to 1,569,800 tonnes in the prior year period.  Fewer tonnes were stacked in the 2015 period primarily due to the reasons outlined above.  For the first nine months of 2016, minesite costs per tonne at Creston Mascota were $12, which was the same as the first nine months of 2015.

Payable production at Creston Mascota in the third quarter of 2016 was 12,134 ounces of gold at total cash costs per ounce on a by-product basis of $493.  This compares to 12,716 ounces of gold at total cash costs per ounce on a by-product basis of $436 during the third quarter of 2015.  Production was lower in the 2016 period due to lower gold grades, partially offset by more tonnes stacked compared to the 2015 period.  Total cash costs per ounce on a by-product basis were higher in the 2016 period due to lower production, which was partially offset by favourable foreign exchange rates compared to the 2015 period.

Payable production for the first nine months of 2016 was 36,083 ounces of gold at total cash costs per ounce on a by-product basis of $474.  This compares to 40,770 ounces of gold at total cash costs per ounce on a by-product basis of $425 in the first nine months of 2015.  The lower production in the 2016 period was due to lower gold grades compared to the 2015 period.  The higher costs in the 2016 period are due to lower gold production, which was partially offset by increased silver production, higher realized silver prices and favourable foreign exchange rates compared to the 2015 period.

Rough earthworks for the Phase 4 heap leach pad are nearing completion, and liner installation has commenced.  Electrical power line construction for the substation and pumping system is also in process.

The Company continues to evaluate a number of regional exploration opportunities in the Pinos Altos area.  During the first quarter of 2016, an agreement was signed that allows access to the 51-hectare Madrono property for exploration and mining.  The Madrono property is located in an area with good access and infrastructure between the Company’s Pinos Altos and Creston Mascota operations and includes at least three gold-silver veins: Madrono, Santa Martha and La Curva.  Previous mining in this area included small-scale bonanza production from underground mine development on three levels in the 1930s.

During the third quarter of 2016, approximately 4,000 metres of drilling was carried out at Madrono and approximately 1,600 metres of drilling was completed on the Bravo zone.  Results from both of these properties are currently being compiled and evaluated.  Several new targets were also generated near Creston Mascota (Molino, Confianza and Santa Ana).  Drill-testing of these new targets is expected to commence in the coming months once permits are received.

La India — Record Quarterly Gold Production

The 100% owned La India mine property in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, is comprised of a 56,000-hectare land position in the Mulatos Gold belt.  Commissioning of the mine commenced ahead of schedule in the third quarter of 2013 and commercial production was declared as of February 1, 2014.

Approximately 1,366,100 tonnes of ore was stacked on the La India leach pad during the third quarter of 2016, compared to approximately 1,193,900 tonnes stacked in the third quarter of 2015.  The mining sequence at La India in the 2016 period was positively affected by additional ore in the North Zone areas where waste was expected, as well as mining through un-modeled low grade ore at the Main Zone, reducing the overall strip ratio.  A contractor supplied supplemental crushing capacity to help clear low grade ore inventory.  Minesite costs per tonne at La India were $11 in the third quarter of 2016, the same as in the third quarter of 2015.

In the first nine months of 2016, approximately 4,296,900 tonnes of ore was stacked on the La India leach pad, compared to approximately 3,931,900 stacked in the first nine months of 2015.  Tonnes stacked were higher in the 2016 period due to the same reasons outlined above.  Minesite costs per tonne at La India were $9 in the first nine months of 2016, the same as in the first nine months of 2015.

Payable production at La India in the third quarter of 2016 was a new quarterly record of 30,779 ounces of gold at total cash costs per ounce on a by-product basis of $400.  Production in the third quarter of 2015 was 28,604 ounces of gold at total cash costs per ounce on a by-product basis of $436.  Production in the 2016 period was positively affected by increased tonnage stacked, partially offset by lower grades.  Total cash costs per ounce on a by-product basis in the 2016 period were favourably affected by higher production volumes and favourable foreign exchange rates.

For the first nine months of 2016, La India produced 86,448 ounces of gold at total cash costs per ounce on a by-product basis of $381.  This compares to 80,930 ounces of gold at total cash costs per ounce on a by-product basis of $422 in the first nine months of 2015.  The higher production and lower costs in the 2016 period are primarily due to the reasons outlined above.

During the third quarter of 2016, mine site exploration drilling continued.  Favourable results continue to be obtained from the Main Zone, which could have a positive impact on the year-end mineral reserves and mineral resources at La India.  Step out drilling also commenced during the quarter at the El Realito prospect with initial encouraging results.

El Barqueno Project - Drilling Outlines New Zones and Extends an Existing Deposit

Agnico Eagle has a 100% interest in the El Barqueno project.  The 32,840-hectare property is in the Guachinango gold-silver mining district, Jalisco State, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.  As of December 31, 2015, the El Barqueno project has an inferred mineral resource of 19.7 million tonnes grading 0.96 g/t gold and 5.78 g/t silver (containing 608,000 ounces of gold and 3.7 million ounces of silver) at the Azteca-Zapoteca, Angostura and Pena de Oro zones.  The Company last reported on this project in a news release dated July 27, 2016.  This news release summarizes the results of exploration programs completed on the project to the end of September 2016.

From July through September 2016, 64 holes (17,443 metres) were drilled using six drill rigs in order to test several mineralized structures and prospects (Olmeca, Pena Blanca, Pena de Oro, San Diego and Angostura areas).  This brings the year-to-date total drilling to 278 holes (62,428 metres) on this project.

Gold and silver grades of recent intercepts from the Pena de Oro Zone and the recently discovered Olmeca and Pena Blanca prospects are set out in the tables below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  The drill hole collars are located on the El Barqueno Project Local Geology Map.  All intercepts reported for the El Barqueno project show uncapped gold and silver grades (except for capped gold grades for the Olmeca prospect) over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the El Barqueno project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*	Gold grade (g/t) (capped)**	Silver grade (g/t) (uncapped) ***
OLM16-013	Olmeca -Socorro Vein	167.5	179.5	145	9.2	7.3	5.3	13.2
including		167.5	173.0	144	4.2	15.3	10.9	16.9
OLM16-019	Olmeca -Mortero Vein	55.0	64.0	45	8.0	0.0		49.3
and	Olmeca Mortero Vein	76.0	88.0	55	10.0	0.0		40.1
OLM16-022	Olmeca - Mortero Vein	87.3	133.0	78	37.9	0.0		50.8
OLM16-023	Olmeca -Socorro Vein	44.1	48.6	25	3.4	4.1	4.1	49.3
OLM16-026	Olmeca - Mortero Vein	16.0	66.0	41	40.0	0.0		73.2
PDO16-117	Pena Blanca	137.0	148.0	101	10.5	0.8		2.0
PDO16-122	Pena Blanca	75.0	87.0	60	10.0	1.7		8.6
PDO16-124****	Pena de Oro	80.0	82.0	56	3.6	5.3		25.0
PDO16-129	Pena de Oro	25.0	39.6	30	13.7	5.8		5.1
PDO16-130	Pena de Oro	26.7	30.8	20	3.7	2.4		2.3

* Cut-off grade of 0.4 g/t gold; only intervals longer than 2.8 metres estimated true width were included
** Holes at the Olmeca — Socorro Vein prospect use a capping factor of 20 g/t gold

*** Holes at the Olmeca — Mortero Vein prospect do not use a capping factor for silver

****Check Assays Pending

[El Barqueno Project - Local Geology Map]

Olmeca Prospect Structure

A total of 47 drill holes (14,008 metres) have been completed in the Olmeca prospect area using four diamond drill rigs on three separate veins.  There are currently six drill rigs on the prospect.

The most intensely drilled vein, the Socorro Vein, has been defined as a 1,000-metre long, east-northeast-striking, and steeply north-dipping, gold-bearing structure that includes high-grade gold values.  The mineralization is found in a high-strain zone including hematite and specularite-rich gouge material at the contact of a diorite intrusive with an andesitic tuff unit.  Initial intercepts from the Socorro Vein were reported in a Company news release dated July 27, 2016.  Recent results from this vein include hole OLM16-013 that yielded 5.3 g/t gold and 13.2 g/t silver over 9.2 metres at 145 metres depth (including 10.9 g/t gold and 16.9 g/t silver over 4.2 metres), and hole OLM16-023 that yielded 4.1 g/t gold and 49.3 g/t silver over 3.4 metres at 25 metres depth.  The Socorro Vein remains open to the east, to the west and at depth.

The Mortero Vein, located some 2.0 kilometres west of Socorro, has been delineated over a 300-metre strike length and to a depth of approximately 300 metres.  Encouraging silver values have been reported in hole OLM16-022, which yielded 50.8 g/t silver over 37.9 metres at 78 metres depth, and in hole OLM16-026, which reported 73.2 g/t silver over 40.0 metres at 41 metres depth.  Gold values have generally been low in this part of the system.  The Mortero Vein is open in all directions with drilling continuing at depth and along strike.

It is unclear whether or not the Socorro and Mortero veins form part of the same mineralized structure.  It is possible that the high silver values found at shallow depths in the Mortero Vein represent the upper part of a mineralized system with gold values potentially increasing with depth.

Five additional subparallel auriferous structures have been denoted within the Olmeca prospect area through prospecting, geological mapping as well as soil and rock geochemical surveys.  Drilling has just commenced on one of them - Tierra Blanca.

Pena de Oro and Pena Blanca Zones

Additional drilling totaling 3,584 metres in 20 holes has been completed to test the northeastern extension of the Pena de Oro - Pena Blanca area.  This drilling has extended the mineralized Pena de Oro structure an additional 250 metres to the northeast and the zone remains open in this direction as well as at depth.  The recent drilling has also defined the new Pena Blanca structures comprising a 500-metre-long east-trending structure and a separate north-northwest-trending structure that appears to link the Pena Blanca and Pena de Oro structures into one mineralized system.

Notable recent intercepts in the Pena de Oro Zone include hole PDO16-124 that intersected 5.3 g/t gold and 25.0 g/t silver over 3.6 metres at 56 metres depth, and hole PDO16-129 that yielded 5.8 g/t gold and 5.1 g/t silver over 13.7 metres at 30 metres depth.  In the Pena Blanca Zone, hole PDO16-122 yielded 1.7 g/t gold and 8.6 g/t silver over 10.0 metres at a depth of 60 metres, and hole PDO16-117 reported 0.8 g/t gold and 2.0 g/t silver over 10.5 metres at a depth of 101 metres.  Additional drilling is required to better define the geometry of these mineralized structures and the potential for other parallel and intersecting structures in the area.

Future Activities — Updated Mineral Resource Estimate Expected with 2016 Year-end Results

Another 10,000 metres of drilling is expected to be completed by the end of 2016 at the El Barqueno project, primarily in the Olmeca area as well as the Tecolote and Tortuga areas.  Exploration expenditures in 2016 are expected to total approximately $16 million.  Results of the drilling will be used to update the mineral resource estimate for the El Barqueno project as of year-end 2016.

In addition to the drilling activities, studies are underway to evaluate possible development scenarios for the project.  It is currently envisioned that the project’s gold-silver deposits could potentially be developed into a series of open pits utilizing heap leach processing, similar to the Creston Mascota deposit at Pinos Altos and the La India mine.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “net debt” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues.  The Company’s methodology for calculating all-in sustaining costs per ounce may differ from to the methodology used by other producers that disclose all-in sustaining costs per ounce.  The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.  Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.  Minesite costs per tonne are calculated by adjusting production costs as shown in the interim condensed consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.  Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs, cash and cash equivalents and short-term investments.  Management uses net debt to determine the overall debt position and to evaluate future debt capacity of the Company.  Adjusted net income is calculated by adjusting the basic net income per share for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses, stock option expense and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses, stock option expense and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 26, 2016.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, production, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning expansion projects, recovery rates, mill throughput, optimization and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; and statements regarding anticipated future exploration; statements concerning litigation involving the Partnership; the anticipated timing of events with respect to the Company’s mine sites and statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2015 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2015 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Tim Haldane, P.Eng., Senior Vice-President, Operations — USA and Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration.  Each of them is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; and relating to mineral reserves and mineral resources at the Canadian Malartic mine contained herein has been approved by Donald Gervais, P.Geo., Director of Technical Services at Canadian Malartic Corporation (“CMC”) a corporation 50% owned indirectly by each of Agnico and Yamana.  Each of them is a “Qualified Person” for the purposes of NI 43-101.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves and mineral resources for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.  The assumptions used for the mineral reserve and mineral resource estimates at all mines and advanced projects as of December 31, 2015 (other than the Canadian Malartic mine), reported by the Company on February 10, 2016, were $1,100 per ounce gold, $16.00 per ounce silver, $0.90 per pound zinc, $2.50 per pound copper, and US$/C$, Euro/US$ and US$/MXP exchange rates for all mines and projects other than the Lapa, Meadowbank and Creston Mascota mines and Santo Niño open pit at Pinos Altos of 1.16, 1.20 and 14.00, respectively.  Due to shorter mine life, the assumptions used for the mineral reserve and mineral resource estimates at the shorter-life mines (the Lapa, Meadowbank and Creston Mascota mines and Santo Niño open pit) as of December 31, 2015, reported by the Company on February 10, 2016, included the same metal price assumptions, and US$/C$ and US$/MXP exchange rates of 1.30 and 16.00, respectively.

The assumptions used for the mineral reserve and mineral resource estimates at the Canadian Malartic mine as of December 31, 2015, reported by the Company on February 10, 2016, were $1,150 per ounce gold, a cut-off grade between 0.30 g/t and 0.33 g/t gold (depending on the deposit) and a US$/C$ exchange rate of 1.24.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Swanson, Quebec, Canada
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Akasaba, Quebec, Canada
Amaruq, Nunavut, Canada
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake project), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix: Selected drill collar coordinates

Sisar Zone exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
RIE16-602	7538900	2558637	-614	090	-17	351
RIE16-608	7539000	2558636	-629	090	-35	417
RIE16-609	7539000	2558636	-628	094	-17	348
RIE16-612	7539000	2558636	-629	079	-31	386
ROD16-702B	7538098	2558628	-499	089	-66	671
ROD16-702D	7538098	2558628	-499	089	-66	797

* Finnish Coordinate System KKJ Zone 2

Barsele project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
AVA16-005	7215584	617494	313	222	-47	602
AVA16-007	7215585	617494	313	223	-62	756
CNT16-001	7214874	618126	336	040	-50	523
CNT16-002	7214874	618126	336	040	-63	676
CNT16-006	7214988	618600	314	039	-66	276
CNT16-012	7214999	618639	305	211	-61	151

* Coordinate System Sweref 99

Amaruq project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
AMQ16-823	7256217	606892	159	143	-70	198
AMQ16-966	7255106	606755	158	343	-62	963
AMQ16-976	7256269	606828	162	323	-63	96
AMQ16-994	7256226	606605	160	325	-59	54
AMQ16-1007	7256385	607454	161	325	-55	326
AMQ16-1028	7256375	607273	156	324	-56	183
AMQ16-1031	7255144	606757	157	332	-62	873
AMQ16-1035	7256459	607345	157	325	-56	240
AMQ16-1045	7255024	606693	161	327	-61	974

* Coordinate System UTM Nad 83 zone 14

El Barqueno project exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
OLM16-013	560672	2280469	1,383	155	-75	397
OLM16-019	558309	2279756	1,617	000	-50	172
OLM16-022	558359	2279716	1,585	000	-50	146
OLM16-023	561325	2280560	1,372	155	-50	165
OLM16-026	558407	2279757	1,549	000	-55	454
PDO16-117	560401	2282610	1,405	165	-45	384
PDO16-122	560342	2282483	1,386	165	-45	156
PDO16-124	560526	2282320	1,360	335	-50	128
PDO16-129	560425	2282343	1,346	345	-55	116
PDO16-130	560506	2282362	1,355	345	-55	201

* Coordinate System UTM WGS84 13N Zone

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Operating margin(i) by mine:
Northern Business
LaRonde mine	$61,587	$32,443	$164,626	$95,256
Lapa mine	10,181	13,813	35,424	39,852
Goldex mine	27,834	20,681	72,914	55,459
Meadowbank mine	46,190	55,493	114,253	151,670
Canadian Malartic mine(ii)	55,981	44,293	147,855	123,748
Kittila mine	36,714	21,528	82,879	65,088
Southern Business
Pinos Altos mine	60,699	37,217	144,911	116,407
Creston Mascota deposit at Pinos Altos	10,448	8,898	29,156	30,275
La India mine	23,858	19,845	70,224	59,269
Total operating margin(i)	333,492	254,211	862,242	737,024
Amortization of property, plant and mine development	161,472	157,968	461,761	451,480
Exploration, corporate and other	84,079	110,258	247,433	221,937
Income (loss) before income and mining taxes	87,941	(14,015)	153,048	63,607
Income and mining taxes expense (recovery )	38,549	(15,309)	56,878	23,487
Net income for the period	$49,392	$1,294	$96,170	$40,120
Net income per share — basic (US$)	$0.22	$0.01	$0.43	$0.19
Net income per share — diluted (US$)	$0.22	$0.01	$0.43	$0.19
Cash flows:
Cash provided by operating activities	$282,856	$143,687	$658,016	$475,491
Cash used in investing activities	$(142,701)	$(100,365)	$(372,947)	$(258,733)
Cash provided by (used in) financing activities	$11,840	$7,396	$209,746	$(180,300)
Realized prices (US$):
Gold (per ounce)	$1,332	$1,119	$1,266	$1,173
Silver (per ounce)	$19.52	$14.93	$17.45	$16.04
Zinc (per tonne)	$2,170	$1,909	$1,945	$1,973
Copper (per tonne)	$4,819	$4,538	$4,613	$5,193
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	71,784	71,860	222,280	194,760
Lapa mine	16,242	25,668	59,865	71,038
Goldex mine	32,742	32,068	96,534	87,780
Meadowbank mine	72,731	99,425	217,444	279,224
Canadian Malartic mine(ii)	76,428	76,603	222,543	212,937
Kittila mine	54,835	46,455	149,171	133,095
Southern Business
Pinos Altos mine	48,512	47,725	146,087	148,478
Creston Mascota deposit at Pinos Altos	12,134	12,716	36,083	40,770
La India mine	30,779	28,604	86,448	80,930
Total gold (ounces)	416,187	441,124	1,236,455	1,249,012
Silver (thousands of ounces):
Northern Business
LaRonde mine	203	221	716	619
Lapa mine	1	1	5	3
Goldex mine	—	—	1	—
Meadowbank mine	59	39	168	191
Canadian Malartic mine(ii)	96	76	260	217
Kittila mine	3	3	8	8
Southern Business
Pinos Altos mine	644	606	1,863	1,744
Creston Mascota deposit at Pinos Altos	55	40	153	109
La India mine	126	67	348	208
Total silver (thousands of ounces)	1,187	1,053	3,522	3,099
Zinc (tonnes)	1,010	739	2,942	2,502
Copper (tonnes)	1,177	1,306	3,472	3,606

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	78,096	69,143	225,358	189,462
Lapa mine	16,851	23,331	59,598	67,599
Goldex mine	33,275	33,004	95,835	88,217
Meadowbank mine	78,710	100,440	220,320	282,090
Canadian Malartic mine(ii)(iv)	72,950	72,651	210,294	199,433
Kittila mine	55,710	47,070	151,015	135,436
Southern Business
Pinos Altos mine	60,541	49,327	156,052	145,162
Creston Mascota deposit at Pinos Altos	12,655	12,911	36,617	40,847
La India mine	26,050	28,983	79,963	79,684
Total gold (ounces)	434,838	436,860	1,235,052	1,227,930
Silver (thousands of ounces):
Northern Business
LaRonde mine	225	220	724	649
Lapa mine	—	—	1	—
Goldex mine	1	—	1	—
Meadowbank mine	53	36	162	193
Canadian Malartic mine(ii)(iv)	87	53	236	186
Kittila mine	3	3	8	7
Southern Business
Pinos Altos mine	812	620	1,989	1,682
Creston Mascota deposit at Pinos Altos	38	39	134	107
La India mine	91	66	301	205
Total silver (thousands of ounces):	1,310	1,037	3,556	3,029
Zinc (tonnes)	1,374	650	2,652	2,650
Copper (tonnes)	1,201	1,302	3,521	3,605

Total cash costs per ounce of gold produced - co-product basis (US$)(v):
Northern Business
LaRonde mine	$718	$701	$698	$795
Lapa mine	743	522	685	582
Goldex mine	484	479	501	546
Meadowbank mine	761	604	787	657
Canadian Malartic mine(ii)	637	559	617	609
Kittila mine	664	640	713	697
Southern Business
Pinos Altos mine	612	578	575	565
Creston Mascota deposit at Pinos Altos	583	478	551	467
La India mine	482	470	453	462
Weighted average total cash costs per ounce of gold produced	$652	$587	$649	$633

Total cash costs per ounce of gold produced - by-product basis (US$)(v):
Northern Business
LaRonde mine	$541	$558	$537	$620
Lapa mine	743	522	684	581
Goldex mine	483	479	501	546
Meadowbank mine	746	598	774	646
Canadian Malartic mine(ii)	613	544	597	593
Kittila mine	663	639	712	696
Southern Business
Pinos Altos mine	343	392	345	378
Creston Mascota deposit at Pinos Altos	493	436	474	425
La India mine	400	436	381	422
Weighted average total cash costs per ounce of gold produced	$575	$536	$580	$574

Notes:

(i)            Operating margin is calculated as revenues from mining operations less production costs.

(ii)           On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of a statutory plan of arrangement (the “Arrangement”).  As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine.  The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(iii)          Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)          The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(v)           Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.  Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim condensed consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made.  The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods.  Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices.  Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.  Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	September 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$618,561	$124,150
Short-term investments	8,802	7,444
Restricted cash	452	685
Trade receivables	7,899	7,714
Inventories	441,487	461,976
Income taxes recoverable	4,368	817
Available-for-sale securities	103,421	31,863
Fair value of derivative financial instruments	857	87
Other current assets	168,500	194,689
Total current assets	1,354,347	829,425
Non-current assets:
Restricted cash	782	741
Goodwill	696,809	696,809
Property, plant and mine development	5,045,798	5,088,967
Other assets	75,143	67,238
Total assets	$7,172,879	$6,683,180
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$286,448	$243,786
Reclamation provision	12,143	6,245
Interest payable	26,127	14,526
Income taxes payable	20,052	14,852
Finance lease obligations	6,415	9,589
Current portion of long-term debt	130,248	14,451
Fair value of derivative financial instruments	1,104	8,073
Total current liabilities	482,537	311,522
Non-current liabilities:
Long-term debt	1,073,091	1,118,187
Reclamation provision	314,842	276,299
Deferred income and mining tax liabilities	811,004	802,114
Other liabilities	32,941	34,038
Total liabilities	2,714,415	2,542,160
EQUITY
Common shares:
Outstanding — 225,251,715 common shares issued, less 610,257 shares held in trust	4,976,257	4,707,940
Stock options	176,035	216,232
Contributed surplus	37,254	37,254
Deficit	(785,342)	(823,734)
Accumulated other comprehensive income	54,260	3,328
Total equity	4,458,464	4,141,020
Total liabilities and equity	$7,172,879	$6,683,180

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

REVENUES
Revenues from mining operations	$610,863	$508,795	$1,639,022	$1,502,500

COSTS, EXPENSES AND OTHER INCOME
Production(i)	277,371	254,584	776,780	765,476
Exploration and corporate development	44,647	37,085	111,132	84,352
Amortization of property, plant and mine development	161,472	157,968	461,761	451,480
General and administrative	21,474	25,675	70,634	74,468
Impairment loss on available-for-sale securities	—	7,076	—	8,106
Finance costs	19,654	19,674	54,846	57,341
Loss (gain) on derivative financial instruments	832	16,550	(9,459)	16,290
Gain on sale of available-for-sale securities	(1,582)	(875)	(3,500)	(24,599)
Environmental remediation	(278)	49	5,655	337
Foreign currency translation loss (gain)	2,531	902	14,818	(6,009)
Other (income) expenses	(3,199)	4,122	3,307	11,651
Income (loss) before income and mining taxes	87,941	(14,015)	153,048	63,607
Income and mining taxes expense (recovery)	38,549	(15,309)	56,878	23,487
Net income for the period	$49,392	$1,294	$96,170	$40,120

Net income per share - basic	$0.22	$0.01	$0.43	$0.19
Net income per share - diluted	$0.22	$0.01	$0.43	$0.19

Weighted average number of common shares outstanding (in thousands):
Basic	224,306	217,182	222,053	215,728
Diluted	227,654	217,712	225,073	216,627

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

OPERATING ACTIVITIES
Net income for the period	$49,392	$1,294	$96,170	$40,120
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	161,472	157,968	461,761	451,480
Deferred income and mining taxes	11,252	37,783	(2,069)	43,403
Gain on sale of available-for-sale securities	(1,582)	(875)	(3,500)	(24,599)
Stock-based compensation	7,427	8,928	25,073	28,777
Impairment loss on available-for-sale securities	—	7,076	—	8,106
Foreign currency translation loss (gain)	2,531	902	14,818	(6,009)
Other	3,531	4,874	3,599	7,007
Adjustment for settlement of reclamation provision	(297)	(143)	(1,931)	(852)
Changes in non-cash working capital balances:
Trade receivables	(2,456)	55,296	(185)	53,834
Income taxes	11,458	(55,628)	1,649	(66,648)
Inventories	(11,138)	(71,510)	20,367	(49,475)
Other current assets	10,282	(25,761)	20,426	(48,784)
Accounts payable and accrued liabilities	29,339	15,959	11,542	31,812
Interest payable	11,645	7,524	10,296	7,319
Cash provided by operating activities	282,856	143,687	658,016	475,491

INVESTING ACTIVITIES
Additions to property, plant and mine development	(125,526)	(122,402)	(349,483)	(316,800)
Acquisitions, net of cash and cash equivalents acquired	(6,935)	—	(12,434)	(12,983)
Net purchases of short-term investments	(3,053)	(475)	(1,358)	(1,523)
Net proceeds from sale of available-for-sale securities and other investments	2,183	4,724	9,461	61,035
Purchase of available-for-sale securities and other investments	(9,594)	—	(19,366)	(19,433)
Decrease in restricted cash	224	17,788	233	30,971
Cash used in investing activities	(142,701)	(100,365)	(372,947)	(258,733)

FINANCING ACTIVITIES
Dividends paid	(20,896)	(15,374)	(51,094)	(44,572)
Repayment of finance lease obligations	(2,545)	(4,091)	(7,629)	(17,535)
Proceeds from long-term debt	—	250,000	125,000	325,000
Repayment of long-term debt	—	(275,000)	(405,374)	(501,086)
Notes issuance	—	50,000	350,000	50,000
Long-term debt financing	(326)	(1,493)	(2,495)	(1,493)
Repurchase of common shares for stock-based compensation plans	(15)	—	(15,542)	(11,899)
Proceeds on exercise of stock options	33,124	1,052	190,551	14,010
Common shares issued	2,498	2,302	26,329	7,275
Cash provided by (used in) financing activities	11,840	7,396	209,746	(180,300)
Effect of exchange rate changes on cash and cash equivalents	(1,336)	(7,085)	(404)	(12,031)
Net increase in cash and cash equivalents during the period	150,659	43,633	494,411	24,427
Cash and cash equivalents, beginning of period	467,902	158,331	124,150	177,537
Cash and cash equivalents, end of period	$618,561	$201,964	$618,561	$201,964

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$6,628	$10,358	$40,048	$46,256
Income and mining taxes paid	$17,738	$9,258	$84,503	$47,356

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
LaRonde mine	$49,086	$49,243	$135,440	$140,242
Lapa mine	12,166	12,279	39,741	39,919
Goldex mine	16,357	16,120	48,026	47,900
Meadowbank mine	59,746	57,404	166,717	181,387
Canadian Malartic mine(i)	47,917	42,008	136,705	125,380
Kittila mine	37,437	31,116	107,519	93,892
Pinos Altos mine	35,457	26,845	88,107	80,824
Creston Mascota deposit at Pinos Altos	7,014	6,101	19,418	19,208
La India mine	12,191	13,468	35,107	36,724
Production costs per the interim condensed consolidated statements of income	$277,371	$254,584	$776,780	$765,476

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$49,086	$49,243	$135,440	$140,242
Adjustments:
Inventory and other adjustments(iv)	2,466	1,106	19,743	14,570
Cash operating costs (co-product basis)	$51,552	$50,349	$155,183	$154,812
By-product metal revenues	(12,718)	(10,291)	(35,733)	(34,125)
Cash operating costs (by-product basis)	$38,834	$40,058	$119,450	$120,687
Gold production (ounces)	71,784	71,860	222,280	194,760
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$718	$701	$698	$795
By-product basis	$541	$558	$537	$620

LaRonde Mine - Minesite Costs per Tonne(iii)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
Production costs		$49,086		$49,243		$135,440		$140,242
Inventory and other adjustments(v)	(2,987)		(1,454)		792		266
Minesite operating costs		$46,099		$47,789		$136,232		$140,508
Minesite operating costs (thousands of C$)	C$	60,186	C$	55,417	C$	179,702	C$	169,680
Tonnes of ore milled (thousands of tonnes)	522		551		1,668		1,678
Minesite costs per tonne (C$)(iii)	C$	115	C$	101	C$	108	C$	101

Lapa Mine - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$12,166	$12,279	$39,741	$39,919
Adjustments:
Inventory and other adjustments(iv)	(97)	1,117	1,255	1,407
Cash operating costs (co-product basis)	$12,069	$13,396	$40,996	$41,326
By-product metal revenues	(5)	(2)	(22)	(20)
Cash operating costs (by-product basis)	$12,064	$13,394	$40,974	$41,306
Gold production (ounces)	16,242	25,668	59,865	71,038
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$743	$522	$685	$582
By-product basis	$743	$522	$684	$581

Lapa Mine - Minesite Costs per Tonne(iii)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
Production costs		$12,166		$12,279		$39,741		$39,919
Inventory and other adjustments(v)	(15)		406		1,159		297
Minesite operating costs		$12,151		$12,685		$40,900		$40,216
Minesite operating costs (thousands of C$)	C$	15,880	C$	16,614	C$	53,988	C$	50,610
Tonnes of ore milled (thousands of tonnes)	141		146		463		424
Minesite costs per tonne (C$)(iii)	C$	113	C$	114	C$	117	C$	119

Goldex Mine - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$16,357	$16,120	$48,026	$47,900
Adjustments:
Inventory and other adjustments(iv)	(521)	(744)	314	66
Cash operating costs (co-product basis)	$15,836	$15,376	$48,340	$47,966
By-product metal revenues	(13)	(2)	(21)	(15)
Cash operating costs (by-product basis)	$15,823	$15,374	$48,319	$47,951
Gold production (ounces)	32,742	32,068	96,534	87,780
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$484	$479	$501	$546
By-product basis	$483	$479	$501	$546

Goldex Mine - Minesite Costs per Tonne(iii)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
Production costs		$16,357		$16,120		$48,026		$47,900
Inventory and other adjustments(v)	(314)		(1,497)		318		(1,064)
Minesite operating costs		$16,043		$14,623		$48,344		$46,836
Minesite operating costs (thousands of C$)	C$	20,977	C$	19,168	C$	63,791	C$	58,803
Tonnes of ore milled (thousands of tonnes)	671		570		1,965		1,741
Minesite costs per tonne (C$)(iii)	C$	31	C$	34	C$	32	C$	34

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$59,746	$57,404	$166,717	$181,387
Adjustments:
Inventory and other adjustments(iv)	(4,423)	2,642	4,497	2,088
Cash operating costs (co-product basis)	$55,323	$60,046	$171,214	$183,475
By-product metal revenues	(1,042)	(543)	(2,816)	(3,210)
Cash operating costs (by-product basis)	$54,281	$59,503	$168,398	$180,265
Gold production (ounces)	72,731	99,425	217,444	279,224
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$761	$604	$787	$657
By-product basis	$746	$598	$774	$646

Meadowbank Mine - Minesite Costs per Tonne(iii)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
Production costs		$59,746		$57,404		$166,717		$181,387
Inventory and other adjustments(v)	(4,315)		(1,643)		280		(3,717)
Minesite operating costs		$55,431		$55,761		$166,997		$177,670
Minesite operating costs (thousands of C$)	C$	72,237	C$	71,519	C$	217,749	C$	217,436
Tonnes of ore milled (thousands of tonnes)	961		996		2,900		3,005
Minesite costs per tonne (C$)(iii)	C$	75	C$	72	C$	75	C$	72

Canadian Malartic Mine - Total Cash Costs per Ounce of Gold Produced(i)(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$47,917	$42,008	$136,705	$125,380
Adjustments:
Inventory and other adjustments(iv)	756	781	563	4,335
Cash operating costs (co-product basis)	$48,673	$42,789	$137,268	$129,715
By-product metal revenues	(1,816)	(1,134)	(4,353)	(3,453)
Cash operating costs (by-product basis)	$46,857	$41,655	$132,915	$126,262
Gold production (ounces)	76,428	76,603	222,543	212,937
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$637	$559	$617	$609
By-product basis	$613	$544	$597	$593

Canadian Malartic Mine - Minesite Costs per Tonne(i)(iii)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
Production costs		$47,917		$42,008		$136,705		$125,380
Inventory and other adjustments(v)	263		52		(424)		1,784
Minesite operating costs		$48,180		$42,060		$136,281		$127,164
Minesite operating costs (thousands of C$)	C$	63,200	C$	55,010	C$	180,286	C$	160,136
Tonnes of ore milled (thousands of tonnes)	2,483		2,470		7,388		7,117
Minesite costs per tonne (C$)(iii)	C$	25	C$	22	C$	24	C$	23

Kittila Mine - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$37,437	$31,116	$107,519	$93,892
Adjustments:
Inventory and other adjustments(iv)	(1,025)	(1,401)	(1,127)	(1,088)
Cash operating costs (co-product basis)	$36,412	$29,715	$106,392	$92,804
By-product metal revenues	(62)	(44)	(141)	(116)
Cash operating costs (by-product basis)	$36,350	$29,671	$106,251	$92,688
Gold production (ounces)	54,835	46,455	149,171	133,095
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$664	$640	$713	$697
By-product basis	$663	$639	$712	$696

Kittila Mine - Minesite Costs per Tonne(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$37,437	$31,116	$107,519	$93,892
Inventory and other adjustments(v)	(1,181)	(1,442)	(1,562)	(1,243)
Minesite operating costs	$36,256	$29,674	$105,957	$92,649
Minesite operating costs (thousands of €)	€32,372	€26,160	€94,862	€81,169
Tonnes of ore milled (thousands of tonnes)	445	362	1,266	1,087
Minesite costs per tonne (€)(iii)	€73	€72	€75	€75

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$35,457	$26,845	$88,107	$80,824
Adjustments:
Inventory and other adjustments(iv)	(5,776)	731	(4,125)	3,084
Cash operating costs (co-product basis)	$29,681	$27,576	$83,982	$83,908
By-product metal revenues	(13,037)	(8,865)	(33,586)	(27,842)
Cash operating costs (by-product basis)	$16,644	$18,711	$50,396	$56,066
Gold production (ounces)	48,512	47,725	146,087	148,478
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$612	$578	$575	$565
By-product basis	$343	$392	$345	$378

Pinos Altos Mine - Minesite Costs per Tonne(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$35,457	$26,845	$88,107	$80,824
Inventory and other adjustments(v)	(6,306)	(498)	(5,426)	450
Minesite operating costs	$29,151	$26,347	$82,681	$81,274
Tonnes of ore processed (thousands of tonnes)	597	546	1,704	1,778
Minesite costs per tonne (US$)(iii)	$49	$48	$49	$46

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$7,014	$6,101	$19,418	$19,208
Adjustments:
Inventory and other adjustments(iv)	55	(27)	457	(171)
Cash operating costs (co-product basis)	$7,069	$6,074	$19,875	$19,037
By-product metal revenues	(1,089)	(534)	(2,769)	(1,692)
Cash operating costs (by-product basis)	$5,980	$5,540	$17,106	$17,345
Gold production (ounces)	12,134	12,716	36,083	40,770
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$583	$478	$551	$467
By-product basis	$493	$436	$474	$425

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$7,014	$6,101	$19,418	$19,208
Inventory and other adjustments(v)	(112)	(137)	114	(429)
Minesite operating costs	$6,902	$5,964	$19,532	$18,779
Tonnes of ore processed (thousands of tonnes)	506	434	1,595	1,570
Minesite costs per tonne (US$)(iii)	$14	$14	$12	$12

La India Mine - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$12,191	$13,468	$35,107	$36,724
Adjustments:
Inventory and other adjustments(iv)	2,632	(21)	4,047	697
Cash operating costs (co-product basis)	$14,823	$13,447	$39,154	$37,421
By-product metal revenues	(2,526)	(975)	(6,229)	(3,286)
Cash operating costs (by-product basis)	$12,297	$12,472	$32,925	$34,135
Gold production (ounces)	30,779	28,604	86,448	80,930
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$482	$470	$453	$462
By-product basis	$400	$436	$381	$422

La India Mine - Minesite Costs per Tonne(iii)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Production costs	$12,191	$13,468	$35,107	$36,724
Inventory and other adjustments(v)	2,322	(161)	3,140	202
Minesite operating costs	$14,513	$13,307	$38,247	$36,926
Tonnes of ore processed (thousands of tonnes)	1,366	1,194	4,297	3,932
Minesite costs per tonne (US$)(iii)	$11	$11	$9	$9

Notes:

(i)             On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement.  As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine.  The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(ii)          Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.  Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim condensed consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made.  The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods.  Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices.  Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.  Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)       Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.  This measure is calculated by adjusting production costs as shown in the interim condensed consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled.  As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)      Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred.  As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue.  Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)         This inventory and other adjustment reflects production costs associated with unsold concentrates.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs per the interim condensed consolidated statements of income (thousands of United States dollars)	$277,371	$254,584	$776,780	$765,476
Gold production (ounces)	416,187	441,124	1,236,455	1,249,012
Production costs per ounce of gold production	$666	$577	$628	$613
Adjustments:
Inventory and other adjustments(i)	(14)	10	21	20
Total cash costs per ounce of gold produced (co-product basis)(ii)	$652	$587	$649	$633
By-product metal revenues	(77)	(51)	(69)	(59)
Total cash costs per ounce of gold produced (by-product basis)(ii)	$575	$536	$580	$574
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	192	163	182	172
General and administrative expenses (including stock options)	52	58	57	60
Non-cash reclamation provision and other	2	2	2	2
All-in sustaining costs per ounce of gold produced (by-product basis)	$821	$759	$821	$808
By-product metal revenues	77	51	69	59
All-in sustaining costs per ounce of gold produced (co-product basis)	$898	$810	$890	$867

Notes:

(i)             Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred.  As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(ii)            Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.  Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim condensed consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods.  Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices.  Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.  Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Reconciliation of Long-term Debt to Net Debt

	As at	As at
(thousands of United States dollars)	September 30, 2016	June 30, 2016
Current portion of long-term debt per the interim consolidated balance sheets	$130,248	$130,374
Non-Current portion of long-term debt	1,073,091	1,072,754
Long-term debt	$1,203,339	$1,203,128
Adjustments:
Deferred financing costs	$11,908	$12,246
Cash and cash equivalents	(618,561)	(467,902)
Short-term investments	(8,802)	(5,749)
Net Debt	$587,884	$741,723